# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Osisko Gold Group Inc., CIK 0001431852
CUSIP: 68827X105
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 155 University Avenue, Suite 1450, Toronto, Ontario Canada (A6), M5H 3B7
Date of event which requires filing of this statement: 10/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001005557

## Reporting persons
- Libra Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,204,515; sole dispositive power 0; shared dispositive power 16,204,515; aggregate amount beneficially owned 16,357,052 (5.18% of the class)
  Comment: As of October 9, 2026, the date of the most recent publicly available information, the Issuer had 315,809,214 common shares outstanding. The percentage in Row 11 was calculated using such outstanding shares.
- Ranjan Tandon, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,204,515; sole dispositive power 0; shared dispositive power 16,204,515; aggregate amount beneficially owned 16,357,052 (5.18% of the class)
  Comment: As of October 9, 2026, the date of the most recent publicly available information, the Issuer had 315,809,214 common shares outstanding. The percentage in Row 11 was calculated using such outstanding shares.
- Libra Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 13,194,075; shared voting power 0; sole dispositive power 13,194,075; shared dispositive power 0; aggregate amount beneficially owned 16,357,052 (5.18% of the class)
  Comment: As of October 9, 2026, the date of the most recent publicly available information, the Issuer had 315,809,214 common shares outstanding. The percentage in Row 11 was calculated using such outstanding shares.
- Krishnamurthy Tandon Foundation Inc.: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 3,010,440; shared voting power 0; sole dispositive power 3,010,440; shared dispositive power 0; aggregate amount beneficially owned 16,357,052 (5.18% of the class)
  Comment: As of October 9, 2026, the date of the most recent publicly available information, the Issuer had 315,809,214 common shares outstanding. The percentage in Row 11 was calculated using such outstanding shares.
- Ranjan Tandon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,357,052; sole dispositive power 0; shared dispositive power 16,357,052; aggregate amount beneficially owned 16,357,052 (5.18% of the class)
  Comment: As of October 9, 2026, the date of the most recent publicly available information, the Issuer had 315,809,214 common shares outstanding. The percentage in Row 11 was calculated using such outstanding shares.
- JKL 1990 Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 152,537; shared voting power 0; sole dispositive power 152,537; shared dispositive power 0; aggregate amount beneficially owned 16,357,052 (5.18% of the class)
  Comment: As of October 9, 2026, the date of the most recent publicly available information, the Issuer had 315,809,214 common shares outstanding. The percentage in Row 11 was calculated using such outstanding shares.

## Item 1. Issuer
Name of issuer: Osisko Gold Group Inc.
Address of issuer's principal executive offices: 155 University Avenue, Suite 1450, Toronto, Ontario, Canada M5H 3B7

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by Libra Advisors, LLC, Ranjan Tandon, LLC, Libra Fund, L.P., Krishnamurthy Tandon Foundation Inc., JKL 1990 Trust, and Ranjan Tandon.
Address of principal business office or, if none, residence:
Libra Advisors, LLC
150 East 52 Street, 23rd. Floor
New York, New York 10022

Ranjan Tandon, LLC
150 East 52 Street, 23rd. Floor
New York, New York 10022

Libra Fund, L.P.
150 East 52 Street, 23rd. Floor
New York, New York 10022

Krishnamurthy Tandon Foundation Inc.
150 East 52 Street, 23rd. Floor
New York, New York 10022

Ranjan Tandon
150 East 52 Street, 23rd. Floor
New York, New York 10022

JKL 1990 Trust
120 East End Avenue, Apt 10A
New York, NY 10028
Citizenship: See Item 4 of the cover pages attached hereto for each person filing.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Item 9 of the cover pages attached hereto for each person filing.

The securities reported herein are directly owned by Libra Fund, L.P., Krishnamurthy Tandon Foundation Inc., and JKL 1990 Trust. Libra Advisors, LLC serves as an investment adviser to both Libra Fund, L.P. and Krishnamurthy Tandon Foundation Inc.

Ranjan Tandon, LLC is the general partner of Libra Fund, L.P. Ranjan Tandon is the sole managing member of Libra Advisors, LLC, the sole member of Ranjan Tandon, LLC and serves as a director of Krishnamurthy Tandon Foundation Inc. and as the sole trustee of the JKL 1990 Trust.
Percent of class:
5.18%.

As of October 9, 2026, the date of the most recent publicly available information, the Issuer had 315,809,214 common shares outstanding. The percentages listed were calculated using such outstanding shares.
Sole power to vote or to direct the vote: See Item 5 of the cover pages attached hereto for each person filing.
Shared power to vote or to direct the vote: See Item 6 of the cover pages attached hereto for each person filing.
Sole power to dispose or to direct the disposition: See Item 7 of the cover pages attached hereto for each person filing.
Shared power to dispose or to direct the disposition: See Item 8 of the cover pages attached hereto for each person filing.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various individuals beyond the reporting persons identified in this Schedule 13G may have the right to receive dividends received by Libra Fund, L.P., Krishnamurthy Tandon Foundation Inc., or JKL 1990 Trust from the Issuer, or the proceeds from the sale of the Issuer's securities held by Libra Fund, L.P., JKL 1990 Trust, or Krishnamurthy Tandon Foundation Inc. None of such interests relate to more than 5% of the class of common shares of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See attached Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A

Libra Advisors, LLC
Ranjan Tandon, LLC
Libra Fund, L.P.
Krishnamurthy Tandon Foundation Inc.
Ranjan Tandon
JKL 1990 Trust

## Signatures
- Libra Advisors, LLC: /s/ Ranjan Tandon, Managing Member (10/30/2026)
- Ranjan Tandon, LLC: /s/ Ranjan Tandon, Managing Member (10/30/2026)
- Libra Fund, L.P.: /s/ Ranjan Tandon, Managing Member of General Partner (10/30/2026)
- Krishnamurthy Tandon Foundation Inc.: /s/ Ranjan Tandon, Director (10/30/2026)
- Ranjan Tandon: /s/ Ranjan Tandon, Ranjan Tandon (10/30/2026)
- JKL 1990 Trust: /s/Ranjan Tandon, Ranjan Tandon, Sole Trustee (10/30/2026)